DONNE R M INERALS LTD.

                                                                                               Number: 001-04
Dated: February 4, 2004          TSX Venture Exchange Symbol: DML
Frankfurt Stock Exchange Symbol: DNL

DRILLING PLANNED FOR STEPHENS LAKE PROJECT

Mr. Harvey Keats, President of Donner Minerals Ltd., is pleased to report that priority areas on the Stephens Lake Project in Manitoba have been selected for follow-up ground geophysics and diamond drilling. The priority areas were identified through a 6,200 line kilometre deep penetrating GEOTEM airborne electromagnetic and magnetic survey flown in the fall of 2003.

The upcoming $1,000,000 program is expected to begin in mid-February, and will consist of horizontal loop electromagnetic and magnetic ground geophysical surveys and 3,000 metres of drilling in 10 to12 diamond drill holes. Drilling is planned for early March and is expected to test 10 distinct target areas.

In previous exploration work on the 4,400 square kilometre Stephens Lake Project, , both sulphide iron formation and ultramafic rocks have been separately intersected in diamond drilling. Both s S ulphide iron formation and ultramafic rocks are key ingredients in the Thompson Nickel Belt model.

The Stephens Lake Project is a joint exploration effort by Donner and Falconbridge Limited focused on exploring the northeastern Circum-Superior boundary , northeast of Thompson, of in Manitoba for magmatic nickel, copper and platinum group element deposits. The Circum-Superior is host to the Thompson Nickel Belt and Falconbridge’s Raglan deposits, and is one of the key producing nickel producing belts in the world.

Donner is earning a 50% interest in the Stephens Lake Project from Falconbridge by spending $5,000,000 over a five year period. In accordance with the terms of the Stephens Lake Project earn-in agreement, Falconbridge will be participating in an upcoming private placement in the Company in the amount of $500,000, as its contribution to the recent GEOTEM survey and the planned 2004 exploration program.

ON BEHALF OF THE BOARD OF
DONNER MINERALS LTD.

"Harvey Keats"
President
THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE

Donner Minerals Ltd.
Suite 1360, 605 Robson Street, Vancouver, British Columbia Canada V6B 5J3
Telephone: (604) 683-0564 Fax: (604) 602-9311 or Toll Free: 1-800-909-8311
E-mail: donner@bed-rock.com or Web: http://www.donner-minerals.com